Exhibit 7.1

Aurelia Energy N.V.
Computation of Ratios

	2001	2002	2003	2004	2005	2006
Pretax income from cont. oper. before adj. For min. int or income or loss from equity investees	31,266	13,763	11,514	5,920	2,045	4,423
plus fixed charges:
—interest expensed or	28,776	48,898	45,120	44,940	54,464	72,415
capitalized	0	3,549	6,062	385	0	6,464
—amortized premiums, discounts and capitalized expenses related to indebtedness	710	2,395	2,651	2,730	2,938	6,522
—an estimate of the interest within rental expense	63	91	120	128	140	102
Total fixed charges	29,549	54,932	53,953	48,183	57,542	85,503
plus amortization of capitalized interest	2,487	2,003	2,481	3,151	3,181	3,181
less interest capitalized	0	3,549	6,062	385	0	6,464
Earnings	63,302	67,149	61,886	56,869	62,768	86,643
Fixed charges	29,549	54,932	53,953	48,183	57,542	85,503
Ratio of earnings to fixed charges	2.14	1.22	1.15	1.18	1.09	1.01
Cash interest expense (Interest paid)	20,738	41,829	39,722	35,169	39,930	65,298
EBITDA	107,430	111,800	104,239	117,576	162,785	178,070
EBITDA/Cash interest expense	5.18	2.67	2.62	3.34	4.08	2.73
Net debt	530,864	558,079	554,518	503,307	672,166	874,085
Net Debt/EBITDA	4.94	4.99	5.32	4.28	4.13	4.91